February 11, 2021 Via EDGAR and e-mail

Mayer Brown LLP

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New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Raymond A. Be Attorney-Adviser United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	Strategas Trust, Series 1-1 Amendment No. 3 to Registration Statement on Form S-6 Filed February 11, 2021 File Nos.: 333-248861 and 811-23608

Dear Mr. Be:

On behalf of our client, Strategas Trust (the “Trust”), we submitted to the Securities and Exchange Commission on February 11, 2021 Pre-effective Amendment No. 3 to the above-referenced registration statement (the “Amendment”) for the Strategas Policy Basket Portfolio, Strategas Trust, Series 1-1, a series of the Trust. The Amendment incorporates a further response to the Staff’s comment 9 and further comments transmitted by the Staff in recent telephone conversations. The revised disclosure in the Amendment was confirmed to you in our letter of February 9, 2021.

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Gus Demopoulos

Anna T. Pinedo

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